2015-2016
Economic Outlook

New Nouveau Brunswick

2015-2016 Economic Outlook

Published by:
Department of Finance
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

March 31, 2015

Cover:
Government Services (GS 10184)

Translation:
Translation Bureau, Government Services

Printing and Binding:
Printing Services, New Brunswick Internal Services Agency

ISBN 978-1-4605-0497-0

Printed in New Brunswick

Think Recycling!

Global Economy

- Global economic output is projected to have grown by 3.3% in 2014, comparable to growth in 2013. According to the International Monetary Fund (IMF), advanced economies grew by 1.8%, while emerging markets and developing economies grew by 4.4%.
- Global growth will again be led by emerging market economies in 2015. Activity in advanced economies is expected to improve and add impetus. Global output is set to expand by 3.8% in 2015, with emerging economies increasing by 5.0% and advanced economies growing by 2.3%.


Real GDP - International
2014
2015
% Change
10
8
6
4
2
0
-2
3.3
3.8
1.8
2.3
2.2
3.1
0.8
1.3
4.4
5.0
7.4
7.1
5.6
6.4
World
Advanced Economies
U.S.
Euro Area
Emerging Economies
China
India
Source: International Monetary Fund

- Growth in the euro area is expected to increase modestly in 2015, supported by lower oil prices, further monetary policy easing, a more neutral fiscal policy stance in core economies, and the depreciation of the euro. Economic activity will be dampened somewhat by tight lending conditions in the periphery nations.
- The euro area's core economies – Germany, France, Italy and Spain – are all expected to post stronger growth in 2015 than in 2014.

- Once again, China and India are expected to be the main drivers of growth among emerging and developing economies in 2015. The pace of growth in China will slow, however, and affect economic activity in the rest of Asia. The outlook in India remains optimistic, with growth picking up from 2014.
- The sharp decline in oil prices in the past six months is expected to foster global economic growth. Whether a nation benefits will depend heavily on if it is a net energy importer or exporter, with importers having the advantage.
- The IMF expects the volume of world trade in goods and services to increase by 5.0% in 2015, with advanced economies leading the way. The terms of trade of many emerging and developing economies will be negatively impacted by lower oil and commodity prices.
- The U.S. economy is projected to expand by 3.1% in 2015, the highest level of growth in a decade. Economic performance is expected to be supported by lower oil prices, continued encouragement from accommodative monetary policy, and solid increases in private employment that will help benefit private consumption. A reduction in net exports, due to the appreciation of the dollar, should offset these gains somewhat.
- In March 2015, the U.S. Federal Reserve reaffirmed its view that the current target range (between 0% and 0.25%) for the federal funds rate remains appropriate. Nevertheless, if employment and inflation growth progress faster than anticipated, an increase in the target rate could occur sooner than expected.
- Total U.S. housing starts for 2014 reached one million for the first time since 2007. The National Association of Home Builders is expecting housing starts to continue on its growth path and reach 1.1 million in 2015, below pre-recessionary levels but significantly above the post-recession low in 2009.

Canadian Economy

- The Canadian economy grew by 2.5% in 2014, an increase from 2.0% reported in 2013. Growth was largely supported by household consumption and net trade.

- According to private sector forecasters, the western provinces exhibited the strongest growth, while their eastern counterparts displayed a weaker performance.
- The Canadian economy is set to grow by 2.1% in 2015 according to the Bank of Canada. Following a solid performance during much of 2014, the Bank expects growth to slow as investment in the energy sector responds to lower oil prices.


Contribution to Real GDP Growth - Canada - 2015
Real GDP
2.1
Consumption
1.3
Net Trade
0.7
Government
0.2
Housing
0
Inventories
0
-0.1
Business Fixed Investment
0
0.5
1.0
1.5
2.0
2.5
Percentage Points
Source: Bank of Canada

- Household consumption should be a positive contributor to economic activity in 2015. Savings on energy purchases and supportive credit conditions will provide an encouraging boost to Canadian households. Offsetting some of this growth will be higher unemployment and restrained income growth in energy-rich provinces.
- Net trade is expected to contribute to growth, owing to improved foreign demand and the depreciation of the Canadian dollar. Lower energy prices will benefit non-energy producing businesses.
- Business investment is expected to decline as the energy industry scales back development due to lower prices for its output.

- The Canada Mortgage and Housing Corporation expects housing starts to remain stable in 2015 at 187,400 units. Further momentum in employment and average earnings may be dampened by high inventories and slower growth in the first-time home buyers' age cohort (25-30 years).
- Elevated levels of household debt and overpricing in some regional housing markets remain important downside risks to the Canadian economy. Such a climate leaves households vulnerable to adverse shocks. Slumping oil prices may reduce this risk if consumers choose to use gains in disposable income to build precautionary savings or pay down debt.
- In January 2015, the Bank of Canada responded to the plunge in oil prices and lowered its target for the overnight rate to 0.75%. The Bank reaffirmed this position in March. These steps should offset the downward pressure on inflation.
- Private sector forecasts suggest economic growth in 2015 will be strongest in Ontario. Growth expectations for oil-producing provinces have been downgraded considerably to account for the slide in oil prices.


Real GDP - 2015
% Change
3
2
1
0
-1
2.8
2.7
2.6
2.2
2.0
1.8
1.8
1.3
0.1
-0.2
Canada 2.1 *
Ont.
BC
Man.
Que.
NS
NB
PEI
Sask.
Alta.
NL
Sources: Average of private sector forecasts
* Bank of Canada

- The steep decline in oil prices is expected to have an overall net negative impact on the Canadian economy. Oil-producing provinces are expected to see declines in private sector investment, while the remaining provinces should benefit from a stronger U.S. economy and lower energy costs.

- The unfavourable effects of oil's collapse will be mitigated by savings on energy purchases, supportive credit conditions, stronger U.S. growth, a weaker Canadian dollar and the positive influence of lower oil prices on global economic growth.

Statistical Summary - Growth Rates[1] (as of March 20, 2015)		
	2013 to 2014	
	N.B.	Canada
Population and Labour		
Total Population (July 1)	-0.2	1.1
Labour Force	-0.6	0.5
Employment	-0.2	0.6
Unemployment Rate (%)	9.9	6.9
Participation Rate (%)	63.2	66.0
Wages and Salaries	0.9	3.6
Consumers and Housing		
Retail Trade	3.7	4.7
Consumer Price Index	1.5	2.0
Housing Starts	-19.9	0.7
Business		
Manufacturing Sales	-7.0	5.3
International Exports	-10.4	10.9
Building Permits	-17.3	5.1

[1] Per cent change unless otherwise indicated.

Source: Statistics Canada.

New Brunswick Economy

- The Department of Finance estimates real economic growth of 0.8% in 2014, down from 1.1% projected at budget last year. This estimate is consistent with the latest consensus among private sector forecasters.
- Private sector investment increased in 2014 driven by activity in the manufacturing sector, particularly significant modernization efforts at the pulp and paper mill in Saint John.
- Employment edged down by 0.2% in 2014. Gains in full-time jobs were not sufficient to compensate for losses in part-time employment. The services-producing sector experienced modest job growth, while a decrease was evident in the goods-producing sector.
- Retail trade posted a solid gain in 2014 after two years of weak performances. In dollar terms, higher sales were reported in seven of 11 subsectors with motor vehicle and parts dealers (the single largest retail subsector) leading the way.
- While income growth has been soft, wages and salaries in both goods-producing and service-producing industries reported modest gains in 2014.
- Exports and manufacturing were negatively impacted by maintenance activity at the Saint John refinery and the drop in the price of refined oil products.


Exports - New Brunswick - 2014
$ Millions
$ Millions
Total exports
Energy exports
Oil refinery
maintenance
1,400
1,200
1,000
800
600
400
200
0
700
600
500
400
300
200
100
0
J F M A M J J A S O N D
Source: Statistics Canada

- The Department of Finance anticipates an improvement in real Gross Domestic Product (GDP) growth of 1.8% in 2015, comparable to the consensus among private sector forecasters.


Real GDP - New Brunswick - 2015
% Change
3
2
1
0
2.4
2.0
1.9
1.8
1.7
1.7
1.6
1.2
Average 1.8 *
Conference Board
TD
RBC
NB Finance
APEC
CIBC
Nesbitt Burns
Scotiabank
* Average of private sector forecasts

- Following several years of weak capital spending, a stronger domestic economy in 2015 will be supported by an improvement in investment activity, led by capital spending by all levels of government and private sector investment.

- International trade and demand for provincial exports will be strengthened thanks to a weaker Canadian dollar. Forestry exports should post a healthy gain as U.S. housing starts build momentum. New Brunswick's heavy dependence on energy exports will dampen some of this gain due to lower prices for refined oil products.


Wood Products and Housing Starts
$ Billions
Millions
1.8
1.5
1.2
0.9
0.6
0.3
0
2.4
2.0
1.6
1.2
0.8
0.4
0
N.B. wood product manufacturing
U.S. housing starts
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Sources: Statistics Canada
U.S. Census Bureau

- Manufacturing should enjoy a comeback as a result of investments in the forestry sector, lower energy prices and a more favourable exchange rate.
- Employment in 2015 is expected to receive a boost from public and private investment, together with a ramp-up in mining activity at the Caribou zinc mine and the Picadilly potash mine. Job gains should be further supported by increased activity in the forestry sector.
- Primary household income growth is expected to improve, drawing on strength from the provincial labour market. The creation of high-wage jobs in the construction and mining sectors should serve to increase the overall level of income, and contribute to stronger consumer spending over the medium-term.

New Brunswick Economic Indicators
Growth Rates[1], 2012 to 2019

	2012	2013	2014	2015	2016	2017-2019
Economic Accounts *						
Gross Domestic Product (GDP)	1.1	0.5	1.9	3.3	3.4	3.8
Household Final Consumption Expenditures	2.0	2.8	1.6	1.7	2.1	2.9
Gross Fixed Capital Formation	-13.1	-14.5	1.7	4.1	0.9	3.0
GDP (real)	-0.4	-0.5	0.8	1.8	1.6	1.4
Income *						
Primary Household Income	2.7	2.1	0.7	2.7	3.0	3.2
Net Operating Surplus: Corporations	-5.8	-12.3	5.1	8.0	6.7	6.6
Population and Labour **						
Total Population (July 1)	0.2	-0.2	-0.2	0.0	-0.1	-0.2
Labour Force	0.1	0.5	-0.6	0.3	0.6	0.0
Employment	-0.7	0.4	-0.2	0.8	0.6	0.3
Unemployment Rate (%)	10.2	10.3	9.9	9.6	9.7	9.2
Participation Rate (%)	63.2	63.5	63.2	63.1	63.5	63.6
Other **						
Consumer Price Index	1.7	0.8	1.5	1.1	1.7	1.8
Housing Starts	-4.4	-13.8	-19.9	0.7	1.7	0.8
Retail Trade	-0.7	0.7	3.7	2.6	3.3	3.5

[1] Per cent change unless otherwise indicated.
Sources: Statistics Canada.
NB Finance * 2014-2019 ** 2015-2019.

- Looking ahead to 2016, strength in the U.S. and central Canada should enhance New Brunswick's trade sector. This will be supplemented by government capital spending (notably the Strategic Infrastructure Initiative which will invest almost $600 million over four years) and private sector investment. The current expectation is for real GDP growth to advance by 1.6%, a slight slowing from the elevated level in 2015.
- The proposed Sisson Project and Energy East Pipeline both represent significant upside potential to the economic outlook over the medium-term should they receive the necessary regulatory approval. An endorsement of either would involve considerable investment at the development and construction phases. Furthermore, production at the Sisson mine would maintain jobs and substantial ongoing economic activity throughout its lifespan.
- Additional upside potential may be realized over the longer-term should certain projects proceed, such as the conversion of Canaport into an export facility and the building of Atlantic Potash Corporation's fertilizer plant in Saint John.

New Brunswick Economic Indicators

New Brunswick Economic Indicators (as of March 20, 2015)							
					% Change		
Indicators	2011	2012	2013	2014	2011-12	2012-13	2013-14
Labour							
Population 15 Years and Over ('000)	620.7	622.4	622.4	621.7	0.3	0.0	-0.1
Labour Force ('000)	392.9	393.3	395.2	393.0	0.1	0.5	-0.6
Employment ('000)	355.5	353.1	354.5	353.9	-0.7	0.4	-0.2
Full-time ('000)	297.2	297.7	297.0	297.6	0.2	-0.2	0.2
Part-time ('000)	58.3	55.4	57.5	56.3	-5.0	3.8	-2.1
Goods-producing Sector ('000)	80.8	75.7	77.8	76.2	-6.3	2.8	-2.1
Services-producing Sector ('000)	274.7	277.4	276.8	277.7	1.0	-0.2	0.3
Unemployment ('000)	37.4	40.1	40.6	39.1	7.2	1.2	-3.7
Participation Rate (%)	63.3	63.2	63.5	63.2	...	...	...
Employment Rate (%)	57.3	56.7	57.0	56.9	...	...	...
Unemployment Rate (%)	9.5	10.2	10.3	9.9	...	...	...
Average Weekly Earnings ($)	786.95	806.85	807.90	832.39	2.5	0.1	3.0
Wages and Salaries ($M)	13,879.5	13,907.7	14,117.1	14,249.7	0.2	1.5	0.9
Employment Insurance Beneficiaries	45,601	44,648	42,000	40,462	-2.1	-5.9	-3.7
Consumers							
Retail Trade ($M)	11,103.3	11,027.6	11,107.4	11,512.9	-0.7	0.7	3.7
New Motor Vehicle Sales (units)	39,503	39,895	41,512	42,566	1.0	4.1	2.5
New Motor Vehicle Sales ($M)	1,222.1	1,215.0	1,310.5	1,365.6	-0.6	7.9	4.2
Food Services and Drinking Places ($M)	962.2	973.6	972.5	1,011.5	1.2	-0.1	4.0
Consumer Price Index (2002=100)	120.0	122.0	123.0	124.8	1.7	0.8	1.5
Housing							
Housing Starts (units)	3,452	3,299	2,843	2,276	-4.4	-13.8	-19.9
Residential Building Permits ($M)	543.5	551.9	480.5	456.5	1.6	-12.9	-5.0
MLS® Residential Sales (units)	6,599	6,403	6,282	6,273	-3.0	-1.9	-0.1
Business							
Manufacturing Sales ($M)	19,907.6	19,609.0	20,313.9	18,882.4	-1.5	3.6	-7.0
International Exports ($M)	14,789.7	14,902.6	14,459.7	12,955.7	0.8	-3.0	-10.4
Non-residential Building Permits ($M)	422.4	416.6	524.5	374.5	-1.4	25.9	-28.6
Industrial and Commercial ($M)	273.9	253.9	250.2	250.6	-7.3	-1.4	0.2
Institutional and Government ($M)	148.5	162.7	274.2	123.8	9.6	68.5	-54.8
Wholesale Trade ($M)	5,922.0	5,945.5	5,990.6	6,233.0	0.4	0.8	4.0
Mining Production ($M)	1,334.9	1,155.8	597.6	380.6	-13.4	-48.3	-36.3
Farm Cash Receipts ($M)	540.8	538.7	573.1	574.3	-0.4	6.4	0.2
Lumber Shipments ('000 m^3)	..	2,373.7	2,546.0	2,761.2	...	7.3	8.5
Demographics							
Population (July 1)	755,530	756,816	755,635	753,914	0.2	-0.2	-0.2
Natural Increase (July 1-June 30)	562	277	-9		...	...	...
Net Migration (July 1-June 30)	724	-1,458	-1,712		...	...	...

.. Not available ... Not applicable

x Suppressed to meet the confidentiality requirements of the Statistics Act

MLS® is a registered trademark of the Canadian Real Estate Association.

Sources: Statistics Canada, Natural Resources Canada, Agriculture and Agri-Food Canada, and New Brunswick Real Estate Association.